Board of Management

02 JUN 18 AM 11:23

Vedior NV

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
HR. Amsterdam 33292225

02034960

Amsterdam, 5 June 2002

SUPPL

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

<u>Vedior N.V.</u>
<u>Rule 12g3-2(b) File No. 82-4654</u>

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the *Securities Exchange Act of 1934* (the "Act") *afforded by* Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

<u>enclosure</u>

dlw 6/19

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Amsterdam, The Netherlands

Vedior

Vedior announces new acquisitions

For release at 8.00am on 5 June 2002

Vedior is pleased to announce the acquisition of three staffing companies and one training company. Two of these acquisitions are specialist staffing providers in line with the Group's strategy to further develop its presence in higher-margin, faster-growing specialist sectors. The other acquisitions have been completed as the culmination of a successful two-year contract where Vedior has managed temporary staffing and training services on behalf of the Portuguese government.

Tony Martin, Chairman of Vedior said, *"I am delighted that our acquisition programme continues its momentum. The two specialist acquisitions add to our breadth of niche services in two important markets while the completion of the acquisitions in Portugal is a testament to both the quality and effectiveness of our services in that market."*

FunktieMediair

Vedior has acquired a 70% interest in FunktieMediair Group B.V. ('FunktieMediair' or 'the Company'), a well-established staffing services specialist in the Netherlands providing interim managers, principally within the public sector. The Company is the leading provider of interim managers to the Dutch healthcare sector and also provides permanent recruitment and training consultancy. FunktieMediair had audited annual 2001 sales of approximately €17.8 million, a 37% increase over the prior year, and operates from offices in Amsterdam, Rotterdam and Arnhem.

The founders of FunktieMediair will continue to manage the Company and Vedior has entered into put and call arrangements to acquire the remaining minority shareholding of 30% at a price linked to future performance.

Through this acquisition, Vedior has established an important position in the interim management segment in the Netherlands and also increased its profile in the Dutch healthcare market.

Multilabor and Solisform

Vedior has acquired a 70% interest in Multilabor, the Portuguese government's temporary staffing services provider and a 70% interest in Solisform, its companion provider of training services for government projects (the 'Companies'). Vedior has managed these Companies on behalf of the government under a two-year contract during which time these loss-making operations have been transformed to profitability. During 2001, Multilabor achieved audited annual sales of €5.3 million while Solisform achieved audited annual sales of €1.4 million. The government has retained a 30% interest in both Companies.

As market leader in Portugal, Vedior now has the opportunity to gain even greater access to the large Portuguese public sector for its portfolio of traditional and specialist staffing brands.

Janet Dean

Vedior has acquired 100% of the business of Janet Dean Legal & Corporate Placement ('Janet Dean'), a provider of temporary and permanent legal support staff based in Australia. Janet Dean is the market leader in the provision of paralegal temporaries in Sydney with a strong reputation within this specialist niche. For the twelve months up to June 2001, Janet Dean achieved unaudited sales of approximately AUS$1.4 million (€0.8 million).

Janet Dean will complement Vedior's existing legal staffing services in Australia which operate under the brands, Hughes Castell and Legal Eagles.

The aggregate consideration for these acquisitions is €9.8 million which has been met from existing cash resources.

Notes to Editors:

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 28 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

For further information, please contact:

Vedior:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Frits Vervoort, *CFO*	+31 (0)20 573 5636
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609